Exhibit 99.1

Dear Exodus Shareholder,

During the second quarter of 2021, Exodus Movement, Inc. (EXIT) completed a $75 million Reg A+ public offering and reported record-level results including all-time highs for revenue, monthly active users (MAUs), and fiat onboarded.

Second quarter 2021 revenues were $27.7 million, up 17% sequentially compared to $23.6 million first quarter 2021 and up 651% year over year compared to $3.7 million in second quarter 2020.   The strong results were driven by user growth and record volumes processed by API Providers.  MAUs increased to 832,384 at the end of the second quarter 2021, up 12% from 745,012 MAUs at March 31, 2021 and up 320% from 198,400 MAUs at June 30, 2020.  GAAP operating income was $2.7 million, down sequentially from $13.2 million in first quarter 2021.

API Provider volume reached record levels in April and May, but June and July were slower months.  We have positioned our business to operate through multiple cycles.  Our balance sheet is conservatively positioned with over $100 million in liquid assets and no debt.  Moreover, our team remains focused on achieving our long-term goals by becoming a hub for the digital asset industry.

Key Events & Product Updates

•	Completed the Reg A+ public offering: On May 5th EXIT closed the $75 million Reg A+ public offering.

•	New Assets: The Exodus wallet added FTX Token, Matic (ERC20), TFUEL, Theta and USDT (Tron) in the second quarter 2021.

•
Fiat Purchases through Automated Clearing Houses (ACH):  Exodus expanded users’ ability to purchase larger amounts of digital currencies using their bank account and for the first-time enabled Android users to purchase digital assets in the wallet using US Dollars.

•	More Staking: Staking support added for Solana.

•	User Interface Improvements: This wallet update gives users a projected available balance when utilizing services of the API Providers.

Key Metrics for the Second Quarter 2021 Ended June 30, 2021

Monthly Active Users: MAUs grew to 832,384, up 320% from the 198,400 MAUs on June 30, 2020.

Exchange Aggregation Business:  The volume processed by the exchange API Providers increased to $1.6 billion, up 777% from second quarter 2020.  Bitcoin and Ethereum continue to be the top assets traded at 21% and 14% of volume, respectively.

Key metrics summary

	2Q20	1Q21	2Q21
Exchange volume ($ thousands)	$186,781	$1,430,833	$1,638,151
Exchange transactions	310,791	1,443,098	1,350,324
$/transaction	$601	$992	$1,213
Downloads	476,194	1,831,701	1,668,945

Staking: Assets staked (as measured in USD), including Solana, increased 23%, from March 31, 2021.

Fiat Onboarding: Exodus onboarded $29.0 million of fiat, up 34% from first quarter 2021.  Of the fiat onboarded during the quarter, $19.2 million, or 66%, was from domestic transactions.

Financial Results for the Second Quarter 2021 Ended June 30, 2021

Revenue grew to a record $27.7 million, largely driven by the strong crypto market conditions and growing user-base. Exchange aggregation contributed $27.1 million, or 97.7% of revenue with fiat onboarding contributing $280 thousand and staking $175 thousand.

Revenue by category
(unaudited)

Revenue ($s in 000s)	2Q20	% of 2Q20 Total Revenue	2Q21	% of 2Q21 Total Revenue	% Y/Y change
Exchange aggregation	$3,677	99.7%	$27,095	97.7%	637%
Consulting	0	0.0%	51	0.2%	NM
Fiat on-boarding	9	0.2%	280	1.0%	3011%
Staking	1	0.0%	175	0.6%	17400%
Other	2	0.1%	48	0.2%	2300%
Investment Income	0	0.0%	74	0.3%	NM
Total Revenue	$3,689		$27,723		651%

Operating Expenses (excluding depreciation, amortization and impairments) were $13.2 million, compared to $8.0 million in the first quarter of 2021. Costs of goods sold was $6.0 million, up 67% compared to first quarter 2021, reflecting a larger team to support increased usage and higher revenue. General and administrative was $3.6 million, up 139% compared to first quarter 2021, reflecting the larger team and increased costs for legal and professional services. Advertising and marketing was $3.6 million, up 26% compared to first quarter 2021 primarily due to increased fiat onboarding costs. The team grew from 141 full-time equivalents (FTEs) on March 31, 2021 to 176 FTEs on June 30, 2021.

Expenses by category
(unaudited)

Expense category ($s in millions)	2Q20	1Q21	2Q21
COGS	$2.4	$3.6	$6.0
COGS as a % of revenue	63.7%	15.2%	21.6%
General & Administrative	$0.8	$1.5	$3.6
General & Administrative as a % of revenue	21.6%	6.4%	13.1%
Advertising & Marketing	$0.2	$2.9	$3.6
Advertising & Marketing as a % of revenue	4.1%	12.2%	13.0%

Adjusted EBITDA was $14.5 million, down from $15.9 in first quarter 2021 primarily due to increased compensation expenses and fiat onboarding costs.

EBITDA and Adj. EBITDA reconciliation
(unaudited)

EBITDA reconciliation ($s in millions)	2Q20	1Q21	2Q21
Net income	$1.1	$14.6	$5.8
Income tax expense / (benefit)	(0.1)	2.4	0.7
Interest expense	0.0	-	-
Interest income	(0.0)	(0.1)	(0.2)
Depreciation and Amortization	0.1	0.8	0.2
EBITDA	$1.1	$17.7	$6.5
Gain on digital assets	(2.6)	(3.8)	(3.6)
Impairment of digital assets	1.9	1.7	11.6
Stock-based compensation	0.5	0.2	(0.0)
Adj. EBITDA	$0.9	$15.9	$14.5

Cash and digital asset holdings.  We hold over $100 million in cash and digital assets on the balance sheet.  In addition, we are also happy to report that our corporate treasury holdings have crossed the 1,000 Bitcoin mark.  As of June 30, 2021 we held about $60 million in USD/USDC and $40.5 million of digital assets.  The table below reflects the value of certain assets both in terms of market value and book value as of 6/30/21.

	12/31/2020		6/30/2021
($s in 000s)	Market Value	Book Value	Market Value	Book Value
BTC	$20,141	$7,159	$32,496	$18,820
ETH	$1,190	$498	$8,032	$3,987
Other Crypto	15	11	0	0
USD	$1,423	$1,423	$4,985	$4,985
USDC	$1,189	$1,189	$54,902	$54,902
Total	$23,958	$10,280	$100,415	$82,694

	12/31/2020		6/30/2021
	Market Price per Unit	Book Price per Unit	Book Price per Unit	Book Price per Unit
BTC	$29,022	$10,316	$30,313	$17,556
ETH	$738	$309	$2,275	$1,129

Units	12/31/2020	6/30/2021
BTC	694	1,072
ETH	1,613	3,531

2021 guidance:  The digital asset market remains very difficult to predict and significant shifts in the environment have impacted expectations for 2021.  Prior revenue projections are likely optimistic, but we remain confident that we are well positioned to execute the remainder of 2021 regardless of market conditions.

Closing Thoughts: A strong quarter and 2021 so far for Exodus!  We are extremely excited to be so well positioned going into the second half of the year.  Our growing team is pushing forward on multiple fronts, and we look forward to sharing our progress over the months ahead.

We thank you for joining us on our journey.  We will be discussing our progress with you on our webinar at 12 PM EST on August 20, 2021, which is posted on our website.  Thank you everyone for your ongoing support.

Sincerely,
James Gernetzke
CFO, Exodus

Forward-looking Statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Information

Management believes the information is important in understanding the company’s financial performance. EBITDA and Adjusted EBITDA are presented because they are important measures used by management to assess financial performance, as management believes they provide a more transparent view of the company’s underlying operating performance and operating trends. Reconciliation of net income/(loss) to EBITDA and Adjusted EBITDA is presented in the table on the next slide. The company defines EBITDA as net income/(loss) before income tax expense (benefit), interest expense, interest income, depreciation, and amortization expenses. The company defines Adjusted EBITDA as EBITDA before gain on digital assets, impairment of digital assets, stock-based compensation expenses, pre-offering issuance costs, and other one-time expenses that may arise. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to net income or cash flows from operations, as determined by accounting principles generally accepted in the United States, or GAAP. While EBITDA and Adjusted EBITDA are used as measures of financial performance and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation. EBITDA and Adjusted EBITDA should be reviewed in conjunction with the company’s financial statements filed with the SEC.